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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

Information to be Included in Statements Filed Pursuant to Rule 13d-1(a) and Amendments
Thereto Filed Pursuant to Rule 13d-2(a)

Under the Securities Exchange Act of 1934
(Amendment No. 4 )*

Movie Gallery, Inc.
(Name of Issuer)
Common Stock, $0.001 par value per share
(Title of Class of Securities)
624581104
(CUSIP Number)
George J. Schultze
Schultze Asset Management, LLC
3000 Westchester Avenue
Purchase, NY 10577

with a copy to:

James E. Bedar, Esq.
Brown Rudnick Berlack Israels LLP
One Financial Center
Boston, MA 02111
(617) 856-8200
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
July 5, 2007
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	624581104
SCHEDULE 13D

1	NAMES OF REPORTING PERSONS: Schultze Master Fund, Ltd.

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
	98-0425156

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Cayman Islands

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		1,902,067

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER:

		1,902,067

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	1,902,067

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	6.0%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	OO

CUSIP No.	624581104
SCHEDULE 13D

1	NAMES OF REPORTING PERSONS: Schultze Asset management, LLC

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
	22-3563247

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Delaware

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		2,203,636

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER:

		2,203,636

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	2,203,636

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	6.9%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	IA

CUSIP No.	624581104
SCHEDULE 13D

1	NAMES OF REPORTING PERSONS: George J. Schultze

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	United States of America

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		2,203,636

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER:

		2,203,636

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	2,203,636

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	6.9%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	IN

SCHEDULE 13D

Company: Movie Gallery, Inc.	CUSIP Number: 624581104
Item 1. Security and Issuer.
     This Amendment No. 4 to Statement on Schedule 13D (the “Amendment No. 4”) amends and supplements the Statement on Schedule 13D filed with the Securities and Exchange Commission on April 26, 2006 (the “Original Statement”), the Amendment No. 1 to Schedule 13D filed for the sole purpose of correcting an error in the identity of a director of Schultze Master Fund, Ltd., filed on May 2, 2006, the Amendment No. 2 to Schedule 13D filed on May 17, 2006, and the Amendment No. 3 to Schedule 13D filed on May 8, 2007 (the “Amendment No. 3”). This Amendment No. 4 relates to the shares of common stock, par value $.001 per share, (the “Common Stock”) of Movie Gallery, Inc., a Delaware corporation (the “Company”). The principal executive offices of the Company are located at 900 West Main Street, Dothan, Alabama 36301.
Item 2. Identity and Background.
     Schultze Asset Management, LLC (“SAM”) is (i) a privately held asset management firm, (ii) a limited liability company organized under the laws of Delaware, and (iii) registered as an investment adviser under the Investment Advisers Act of 1940 (File No. 801-62112). SAM’s principal business and office address is 3000 Westchester Avenue, Purchase, NY 10577. SAM acts as investment manager for individual and institutional investors through limited partnerships, offshore funds, and managed accounts (the “Managed Accounts”).
     Schultze Master Fund, Ltd., a Cayman Islands company, is one of SAM’s Managed Accounts. Schultze Master Fund, Ltd.’s principal business address is c/o SS&C Fund Services, N.V., Curacao, The Netherlands, Antilles. The directors of Schultze Master Fund, Ltd. are as follows: George J. Schultze, Angelo G. M. Tyrol and Amicorp Management, Ltd. Mr. Tyrol is the Funds Director at Amicorp Curacao N.V. and a citizen of the Dutch Kingdom; Amicorp Curacao N.V.’s business address is Pareraweg 45, P.O. Box 4914, Curacao, The Netherlands, Antilles. Mr. Tyrol’s business address is c/o SS&C Fund Services, N.V., Pareraweg 45, P.O. Box 4671, Curacao, The Netherlands, Antilles. Amicorp Management Ltd. is a British Virgin Islands company, with a business address of Marcy Building, 2nd Floor, Purcell Estate, P.O. Box 2416, Road Town, Tortola, British Virgin Islands.
     George J. Schultze, a citizen of the United States of America, is the Managing Member of SAM, and a director of Schultze Master Fund, Ltd. George J. Schultze exercises sole voting and investment control over SAM. George J. Schultze’s business address is 3000 Westchester Avenue, Purchase, NY 10577.
     This Amendment No. 4 reports SAM’s and George J. Schultze’s indirect beneficial ownership of shares of Common Stock of the Company held by the following Managed Accounts in the indicated amounts:

Shares of Common Stock of
Managed Account	the Company
Schultze Master Fund, Ltd.	1,902,067

Arrow Distressed Securities Fund	176,254

Distressed Securities & Special Situations – 1	125,315

TOTAL	2,203,636
     In addition, this Amendment No. 4 reports the direct ownership of Schultze Master Fund, Ltd. of 1,902,067 shares of Common Stock of the Company.
     During the past five years, none of the Reporting Persons has been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
     Based on information provided to the Reporting Persons, during the past five years, neither Mr. Tyrol nor Amicorp Management, Ltd. has been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Item 4. Purpose of Transaction.
     The Reporting Persons own shares of the Company’s Common Stock; SAM is no longer an owner of any of the Company’s 11% Senior Notes due 2012. SAM currently has no intent to influence or control the Company. SAM may reconsider its intent toward the Company depending on market conditions and Company–specific events.
Item 5. Interest in Securities of the Issuer.
(a) SAM and George J. Schultze (through SAM) beneficially own 2,203,636 shares of Common Stock of the Company, which represents approximately 6.9% of the issued and outstanding shares of Common Stock of the Company (based upon the 31,892,240 shares of

Common Stock stated to be issued and outstanding by the Company, as of May 1, 2007, in its Quarterly Report on Form 10-Q for the quarter ended April 1, 2007, filed with the Securities and Exchange Commission on May 11, 2007 (the “10-Q”)).
     Schultze Master Fund, Ltd. directly owns 1,902,067 shares of Common Stock of the Company, which represents approximately 6.0% of the issued and outstanding shares of Common Stock of the Company (based upon the 31,892,240 shares of Common Stock stated to be issued and outstanding by the Company, as of May 1, 2007, in the 10-Q).
(b) In its capacity as investment manager, and pursuant to revocable investment management agreements between SAM and each Managed Account, SAM has the power to vote and dispose of the Common Stock owned by the Managed Accounts, except as otherwise noted herein.
     On behalf of the Managed Accounts, SAM has the shared power to vote 2,203,636 shares of Common Stock of the Company, and George J. Schultze controls SAM. SAM has the shared power to dispose of 2,203,636 shares of Common Stock of the Company.
     Schultze Masterfund, Ltd. has the shared power to vote 1,902,067 shares of Common Stock of the Company, and has the shared power to dispose of 1,902,067 shares of Common Stock of the Company.
(c) Except as set forth below, no transactions in the class of securities herein reported were effected by the Reporting Persons since the filing of the Amendment No. 3:

	Date of	Number of Shares	Price Per
Managed Account	Sale	Disposed Of	Share
Distressed Securities & Special Situations - 1	7/5/2007	61,107	$0.7151
Distressed Securities & Special Situations - 1	7/5/2007	13,749	$0.7313
Distressed Securities & Special Situations - 1	7/6/2007	43,333	$0.62
Distressed Securities & Special Situations - 1	7/9/2007	5,546	$0.6833
Distressed Securities & Special Situations - 1	7/9/2007	42,650	$0.65

Arrow Distressed Securities Fund	7/5/2007	11,916	$0.7151
Arrow Distressed Securities Fund	7/5/2007	2,681	$0.7313
Arrow Distressed Securities Fund	7/6/2007	37,426	$0.62
Arrow Distressed Securities Fund	7/9/2007	7,620	$0.6833
Arrow Distressed Securities Fund	7/9/2007	59,988	$0.65

Schultze Master Fund, Ltd.	7/5/2007	926,977	$0.7151
Schultze Master Fund, Ltd.	7/5/2007	208,570	$0.7313
Schultze Master Fund, Ltd.	7/6/2007	419,241	$0.62
Schultze Master Fund, Ltd.	7/9/2007	83,048	$0.6833
Schultze Master Fund, Ltd.	7/9/2007	647,362	$0.65
(d) The Managed Accounts, including Schultze Master Fund, Ltd., may have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock indicated by such Managed Account in Item 2, above. However, SAM, as the investment manager of each of the Managed Accounts, ultimately has the right to direct such activities.
(e) Not applicable.
Item 6. Contracts, Arrangements, Understandings or Relationships With Respect To Securities of the Issuer.
     Except as may be described in this Amendment No. 4, no contracts, arrangements, understandings or similar relationships exist with respect to the securities of the Company between the Reporting Persons and any person or entity.
Item 7. Material to be Filed as Exhibits.

Exhibit I.	Joint Filing Agreement by and among Schultze Master Fund, Ltd., Schultze Asset Management, LLC, and George J. Schultze, dated as of April 26, 2006 (previously filed with the Securities and Exchange Commission on April 26, 2006 as Exhibit I to the Original Statement and incorporated herein by reference).

SIGNATURE
     After reasonable inquiry and to the best of the knowledge and belief of each of the undersigned, each of the undersigned certifies that the information set forth in this Amendment No. 4 is true, complete and correct.
Date: July 10, 2007

SCHULTZE MASTER FUND, LTD.
By:	/s/ George J. Schultze
	Name:	George J. Schultze
	Title:	Director and Managing Member of Investment Manager

SCHULTZE ASSET MANAGEMENT, LLC
By:	/s/ George J. Schultze
	Name:	George J. Schultze
	Title:	Managing Member

/s/ George J. Schultze
George J. Schultze